



SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 West Trade St., Suite 1800
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Kreidler, Jr. 704-334-2443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

201 South College St., Suite 2500 (Address) Charlotte (City) North Carolina (State) 28244 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert L. Kreidler, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidus Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal
Title

Lois E. Miller
Notary Public

My Commission Expires: April 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Grant Thornton

Financial Statements and Report of Independent Registered Public Accounting Firm

Fidus Securities, LLC

For the Year Ended December 31, 2011

Table of contents



Audit • Tax • Advisory
Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

To the Member of
Fidus Securities, LLC:

We have audited the accompanying statement of financial condition of Fidus Securities, LLC (a limited liability company), as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fidus Securities, LLC as of December 31, 2011, and the results of its operations and cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Charlotte, North Carolina
February 28, 2012

Statement of financial condition

December 31	2011
	$
Assets:	
Cash and cash equivalents	1,879,768
Due from member	309,430
Prepaid expenses	4,344
Total assets	2,193,542
Liabilities and member's equity:	
Other liabilities	895
Total liabilities	895
Member's equity	2,192,647
Total liabilities and member's equity	2,193,542

The accompanying notes are an integral part of this financial statement.

Statement of operations

For the year ended December 31	2011
	$
Revenues:	
Fees	8,861,397
Reimbursed expenses	113,721
Other	2,683
Total revenues	8,977,801
Expenses:	
Office services allocation from member	7,545,102
Project-related expenses	137,783
Professional fees	27,426
Business licenses and fees	43,154
Other	8,194
Total expenses	7,761,659
Net income	1,216,142

The accompanying notes are an integral part of this financial statement.

Statement of changes in member's equity

	Amount
	$
Member's equity, December 31, 2010	1,376,505
Reclassification of due from member to equity (Note 2)	(400,000)
Net income	1,216,142
Member's equity, December 31, 2011	2,192,647

The accompanying notes are an integral part of this financial statement.

Statement of cash flows

For the year ended December 31	2011
	$
Cash flows provided by operating activities	
Net income	1,216,142
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(2,526)
Increase in due from member	(309,430)
Decrease in other liabilities	(140)
Decrease in due to member	(49,366)
Net cash provided by operating activities	854,680
Reclassification of due from member to equity (Note 2)	(400,000)
Net increase in cash	454,680
Cash and cash equivalents, beginning of year	1,425,088
Cash and cash equivalents, end of year	1,879,768
Schedule of non-cash financing activities:	
Reclassification of due from member to equity	(400,000)

The accompanying notes are an integral part of this financial statement.

Notes to financial statements

1 Summary of Operations and Significant Accounting Policies

Operations

Fidus Securities, LLC (the Company) is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in merger and acquisition-related activities composed principally of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company operates offices in North Carolina and New York. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (formerly the National Association of Security Dealers) and the Securities Investor Protection Corporation. The Company has evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued (see Note 2).

Use of Accounting Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash

The Company maintains cash deposits with financial institutions which, at times, may exceed federally insured limits. The Company considers liquid financial instruments with original maturities of 90 days or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from investment banking transactions when earned. Success-based transaction fees are typically earned at the date the client's enterprise is successfully sold to a buyer. Advisory, retainer and other fees, including non-refundable fees, are typically earned throughout a client engagement as services are performed. To the extent client funds are received prior to being earned, such amounts are deferred and accounted for as deferred revenue.

Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements, as the member includes the Company's taxable income or loss in its income tax returns.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2011 and 2010, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

2 Related-party Transactions

The Company is a wholly owned subsidiary of Fidus Partners, LLC (the Member) and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. In accordance with regulatory requirements, the parent company allocates certain of its common office overhead costs to the Company in the form of an office services charge. This allocation is an amount equal to the total of all common office expenses multiplied by the revenues recognized by the Company as a percentage of all revenue recognized by the Company and its Member combined. Allocations are made on a monthly basis and are typically paid to the Member within 30 days. The Company incurred $7,545,102 in such charges for the year ended December 31, 2011. The Company had an intercompany receivable balance from its Member in the amount of $309,430 as of December 31, 2011, representing advances on the Member's monthly allocation of expenses. During the year ended December 31, 2011, the Company reclassified $400,000 in advances to the Member for office service allocations to equity. Subsequent to year-end, the Company plans to make a distribution to the Member which will enable the Member to settle the intercompany receivable.

3 Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $1,878,873, which was $1,873,873 in excess of its required net capital of $5,000.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2011, the Company had aggregate indebtedness of $895.

Supplementary schedule – Schedule I - Financial and operational combined uniform single report, Part III

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Fidus Securities, LLC as of December 31, 2011

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$2,192,647
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		$2,192,647
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		$2,192,647
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (page 3)	$313,774	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		
	E. Total deductions and/or charges	$313,774	(313,774)
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		$1,878,873
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other		
10.	Net Capital		$1,878,873

The accompanying note to this supplementary schedule is an integral part of this schedule.

Supplementary schedule – Schedule I - Financial and operational combined uniform single report, Part III (cont'd)

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Fidus Securities, LLC as of December 31, 2011

	Computation of Basic Net Capital Requirement		
11.	Minimum net capital required (6-2/3% of line 18)..		$60
12.	Minimum dollar net capital requirement of reporting broker or dealer............................		5,000
13.	Net capital requirement (greater of line 11 or 12)..		5,000
14.	Excess net capital (line 10 less 13)..		1,873,873
15.	Excess net capital of 1000% (line 10 (Schedule I) less 10% of line 18)...........................		1,878,784
	Computation of Aggregate Indebtedness		
16.	Total aggregate indebtedness liabilities..		$895
17.	Add:		
	A. Drafts for immediate credit..		
	B. Market value of securities borrowed for which no equivalent value is paid or credited..		
	C. Other unrecorded amounts..		
18.	Total aggregate indebtedness...		$895
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule 1))...		0.05%

The accompanying note to this supplementary schedule is an integral part of this schedule.

Supplementary schedule – Schedule I - Financial and operational combined uniform single report, Part III (cont'd)

Computation of Net Capital
Supporting Schedule
December 31, 2011

	Allowable Assets	Nonallowable Assets	Total
	$	$	$
Cash and cash equivalents	1,879,768	-	1,879,768
Due from Member	-	309,430	309,430
Prepaid expenses	-	4,344	4,344
	1,879,768	313,774	2,193,542

The accompanying note to the supplementary schedule is an integral portion of this schedule.

Note to supplementary schedule

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's unaudited December 31, 2011, Form X-17a-5 Part IIA filing, as amended.

 Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100
T 704.632.3500
F 704.334.7701
www.GrantThornton.com

Report of Independent Certified Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Member of
Fidus Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of **Fidus Securities, LLC** (the Company), as of and for the year ended December 31, 2011, on which we issued our report dated February 28, 2012, and such report expressed an unqualified opinion on those statements in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.



Charlotte, North Carolina
February 28, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066656 FINRA DEC
FIDUS SECURITIES LLC 16*16
121 W TRADE ST STE 1800
CHARLOTTE NC 28202-1376

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Kreider 704-334-2443

2. A. General Assessment (item 2e from page 2) $ 22,153

B. Less payment made with SIPC-6 filed (exclude interest) (4,793)
7/28/2011
Date Paid

C. Less prior overpayment applied (3,240)

D. Assessment balance due or (overpayment) 14,120

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,120

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,120

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fidus Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of February, 20 12.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2011
and ending DEC 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,861,397

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0 —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 0 —

2d. SIPC Net Operating Revenues $ 8,861,397

2e. General Assessment @ .0025 $ 22,153

(to page 1, line 2.A.)

 Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Fidus Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Fidus Securities, LLC (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



Charlotte, North Carolina
February 28, 2012

FIDUS *Securities*

121 West Trade Street
Suite 1800
Charlotte, NC 28202

Tel: 704.334.2222
Fax: 704.334.2202
fiduspartners.com
Member FINRA/SIPC

February 29, 2012

Via FedEx

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Fidus Securities, LLC (Firm ID# 132882)
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

Enclosed please find two original, notarized Annual Audit Reports for the fiscal year ended December 31, 2011 with supporting Facing Page.

Should you have any questions regarding the enclosed report, please contact the undersigned or Edward Imbrogno, Designated Principal of Fidus Securities, LLC.

Sincerely,



Robert L. Kreidler, Jr.
Chief Compliance Officer
Fidus Securities, LLC